Exhibit 99.1

FOR RELEASE

Unitil Reports Third Quarter Earnings

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Hampton, N.H., November 7, 2023 -- Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income of $1.4 million, or $0.09 in Earnings Per Share (EPS) for the third quarter of 2023, an increase of $0.9 million in Net Income, or $0.06 in EPS, compared to the third quarter of 2022. For the nine months ended September 30, 2023, the Company reported Net Income of $29.7 million, or $1.85 in EPS, an increase of $2.8 million in Net Income, or $0.17 in EPS, compared to the first nine months of 2022. The Company’s Electric and Gas GAAP Gross Margins for the third quarter of 2023 were $22.6 million and $12.3 million, respectively. For the nine months ended September 30, 2023, the Company’s Electric and Gas GAAP Gross Margins were $60.6 million and $76.6 million, respectively.

“Through the first nine months of 2023 we continued our strong execution, both operationally and financially, as reflected in our solid year-to-date results,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We remain laser-focused on our strategic initiatives and recently issued our 2023 Corporate Sustainability and Responsibility Report, which describes our commitment to sustainable practices and the steps we are taking to create long-term sustainable value for our customers, our investors, our employees, and the communities we serve.”

Electric GAAP Gross Margin was $22.6 million in the three months ended September 30, 2023, an increase of $1.1 million compared to the same period in 2022. Electric GAAP Gross Margin was $60.6 million in the nine months ended September 30, 2023, an increase of $3.3 million compared to the same period in 2022. The increase in the three month period was driven by higher rates and customer growth of $0.8 million and lower depreciation and amortization expense of $0.3 million. The increase in the nine month period was driven by higher rates and customer growth of $3.5 million, partially offset by higher depreciation and amortization expense of $0.2 million.

1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $29.2 million and $80.1 million in the three and nine months ended September 30, 2023, respectively, increases of $0.8 million and $3.5 million, respectively, compared to the same periods in 2022. These increases reflect higher rates and customer growth.

Total electric kilowatt-hour (kWh) sales decreased 4.9% and 5.0% in the three and nine months ended September 30, 2023, respectively, compared to the same periods in 2022. Sales to Residential and C&I customers decreased 7.3% and 3.1%, respectively, in the three months ended September 30, 2023, compared to the same period in 2022, reflecting milder summer weather in the third quarter of 2023 compared to the same period in 2022, partially offset by customer growth. Sales to Residential and C&I customers decreased 6.8% and 3.7%, respectively, in the nine months ended September 30, 2023, compared to the same period in 2022, reflecting warmer winter weather and milder summer weather in 2023 compared to 2022 and lower average usage, partially offset by customer growth. Based on weather data collected in the Company’s electric service areas, on average there were 12.2% fewer Cooling Degree Days (CDD) in the third quarter of 2023 compared to the same period in 2022. As of September 30, 2023, the number of electric customers increased by approximately 50 over the previous year.

Gas GAAP Gross Margin was $12.3 million in the three months ended September 30, 2023, an increase of $1.4 million compared to the same period in 2022. Gas GAAP Gross Margin was $76.6 million in the nine months ended September 30, 2023, an increase of $2.9 million compared to the same period in 2022. The increase in the three month period was driven by higher rates and customer growth of $1.8 million, partially offset by higher depreciation and amortization of $0.4 million. The increase in the nine month period was driven by higher rates and customer growth of $9.3 million, partially offset by the unfavorable effects of warmer winter weather in 2023 of $1.1 million, higher depreciation and amortization of $2.9 million, and the recognition, in the second quarter of 2022, of $2.4 million in higher rates resulting from the Company's base rate case in New Hampshire.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $22.2 million and $106.4 million in the three and nine months ended September 30, 2023, respectively, increases of $1.8 million and $5.8 million, respectively, compared to the same periods in 2022. These increases reflect higher rates and customer growth of $1.8 million and $9.3 million for the three and nine month periods, respectively, and, for the nine month period, the unfavorable effects of warmer winter weather in 2023 of $1.1 million and the recognition, in the second quarter of 2022, of $2.4

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

million in higher rates resulting from the Company's base rate case in New Hampshire. Gas therm sales increased 3.7% and decreased 3.7% in the three and nine months ended September 30, 2023, respectively, compared to the same periods in 2022. In the third quarter of 2023, sales to Residential customers were essentially unchanged and sales to C&I customers increased 4.1%, compared to the same period in 2022. In the first nine months of 2023, sales to Residential and C&I customers decreased 7.1% and 2.9%, respectively, compared to the same period in 2022, reflecting warmer winter weather in 2023 compared to 2022, partially offset by customer growth. Based on weather data collected in the Company’s gas service areas, on average there were 9.2% fewer Effective Degree Days (EDD) in the first nine months of 2023 compared to the same period in 2022. The Company estimates weather-normalized gas therm sales for Northern Utilities’ Maine division, the Company’s only non-decoupled gas service area, increased 3.0% in the first nine months of 2023 compared to the same period in 2022. As of September 30, 2023, the number of gas customers increased by approximately 800 over the previous year.

Operation and Maintenance expenses increased $1.0 million and $0.5 million in the three and nine months ended September 30, 2023, respectively, compared to the same periods in 2022. The increase in the three month period reflects higher labor costs of $0.7 million, higher utility operating costs of $0.2 million and higher professional fees of $0.1 million. The increase in the nine month period reflects higher utility operating costs of $0.8 million, partially offset by lower labor costs of $0.3 million. The lower labor costs in the nine month period primarily reflect lower service costs for retirement benefits and lower restricted stock compensation.

Depreciation and Amortization expense increased $0.2 million and $3.2 million in the three and nine months ended September 30, 2023, respectively, compared to the same periods in 2022. The increase in the three month period reflects additional depreciation associated with higher levels of utility plant in service, partially offset by lower amortization of rate case costs. The increase in the nine month period reflects additional depreciation associated with higher levels of utility plant in service and higher amortization of rate case and other deferred costs.

Taxes Other Than Income Taxes increased $0.6 million and $1.2 million in the three and nine months ended September 30, 2023, respectively, compared to the same periods in 2022, reflecting higher local property taxes on higher utility plant in service and higher payroll taxes.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Interest Expense, Net increased $0.4 million and $2.0 million, in the three and nine months ended September 30, 2023, respectively, compared to the same periods in 2022, primarily reflecting higher interest expense on short-term borrowings, partially offset by higher interest income on regulatory assets and other, and for the nine month period, lower interest on long-term debt.

Other Expense (Income), Net decreased $0.6 million and $2.0 million, in the three and nine months ended September 30, 2023, respectively, compared to the same periods in 2022, reflecting lower retirement benefit costs.

Federal and State Income Taxes for the three and nine months ended September 30, 2023 increased $0.1 million and $1.6 million, respectively, compared with the same periods in 2022, reflecting higher pre-tax earnings in 2023 and higher flow back, in 2022, of excess Accumulated Deferred Income Taxes per regulatory orders in New Hampshire.

In January 2023, April 2023, July 2023 and October 2023, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.405 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.62 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings historically have been seasonal and typically have been higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2023 results on Tuesday, November 7, 2023, at 10:00 a.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 108,100 electric customers and 87,500 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil's filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Todd Diggins – Investor Relations		Alec O’Meara – External Affairs
Phone: 603-773-6504		Phone: 603-773-6404

Email:	diggins@unitil.com	Email:	omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Three Months Ended September 30, 2023 ($ millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$72.1	$31.8	$—	$103.9
Less: Cost of Sales	(42.9)	(9.6)	—	(52.5)
Less: Depreciation and Amortization	(6.6)	(9.9)	(0.3)	(16.8)
GAAP Gross Margin	22.6	12.3	(0.3)	34.6
Depreciation and Amortization	6.6	9.9	0.3	16.8
Adjusted Gross Margin	$29.2	$22.2	$—	$51.4

Three Months Ended September 30, 2022 ($ millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$75.7	$34.5	$—	$110.2
Less: Cost of Sales	(47.3)	(14.1)	—	(61.4)
Less: Depreciation and Amortization	(6.9)	(9.5)	(0.2)	(16.6)
GAAP Gross Margin	21.5	10.9	(0.2)	32.2
Depreciation and Amortization	6.9	9.5	0.2	16.6
Adjusted Gross Margin	$28.4	$20.4	$—	$48.8

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Nine Months Ended September 30, 2023 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$244.8	$182.7	$—	$427.5
Less: Cost of Sales	(164.7)	(76.3)	—	(241.0)
Less: Depreciation and Amortization	(19.5)	(29.8)	(0.8)	(50.1)
GAAP Gross Margin	60.6	76.6	(0.8)	136.4
Depreciation and Amortization	19.5	29.8	0.8	50.1
Adjusted Gross Margin	$80.1	$106.4	$—	$186.5

Nine Months Ended September 30, 2022 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$219.2	$182.5	$—	$401.7
Less: Cost of Sales	(142.6)	(81.9)	—	(224.5)
Less: Depreciation and Amortization	(19.3)	(26.9)	(0.7)	(46.9)
GAAP Gross Margin	57.3	73.7	(0.7)	130.3
Depreciation and Amortization	19.3	26.9	0.7	46.9
Adjusted Gross Margin	$76.6	$100.6	$—	$177.2

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2023 and 2022 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data
(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change	2023	2022	Change

Electric kWh Sales:
Residential	187.0	201.7	(7.3%)	501.7	538.2	(6.8%)
Commercial/Industrial	253.2	261.4	(3.1%)	696.0	722.6	(3.7%)
Total Electric kWh Sales	440.2	463.1	(4.9%)	1,197.7	1,260.8	(5.0%)

Gas Therm Sales:
Residential	2.5	2.5	—	32.6	35.1	(7.1%)
Commercial/Industrial	25.3	24.3	4.1%	132.1	136.0	(2.9%)
Total Gas Therm Sales	27.8	26.8	3.7%	164.7	171.1	(3.7%)

Electric Revenues	$72.1	$75.7	$(3.6)	$244.8	$219.2	$25.6
Cost of Electric Sales	42.9	47.3	(4.4)	164.7	142.6	22.1
Electric Adjusted Gross Margin (a non-GAAP financial measure1):	29.2	28.4	0.8	80.1	76.6	3.5

Gas Revenues	31.8	34.5	(2.7)	182.7	182.5	0.2
Cost of Gas Sales	9.6	14.1	(4.5)	76.3	81.9	(5.6)
Gas Adjusted Gross Margin (a non-GAAP financial measure1):	22.2	20.4	1.8	106.4	100.6	5.8

Total Adjusted Gross Margin (a non-GAAP financial measure1):	51.4	48.8	2.6	186.5	177.2	9.3

Operation & Maintenance Expenses	19.6	18.6	1.0	56.0	55.5	0.5
Depreciation & Amortization	16.8	16.6	0.2	50.1	46.9	3.2
Taxes Other Than Income Taxes	7.0	6.4	0.6	21.1	19.9	1.2
Other (Income) Expense, Net	—	0.6	(0.6)	(0.1)	1.9	(2.0)
Interest Expense, Net	7.0	6.6	0.4	21.1	19.1	2.0
Income Before Income Taxes	1.0	—	1.0	38.3	33.9	4.4
Provision for Income Taxes	(0.4)	(0.5)	0.1	8.6	7.0	1.6
Net Income	$1.4	$0.5	$0.9	$29.7	$26.9	$2.8

Earnings Per Share	$0.09	$0.03	$0.06	$1.85	$1.68	$0.17

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com